FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

	By:	/s/ Tingxiu Lu
	Name:	Tingxiu Lu
	Title:	Chairman
Date: July 31, 2007

Exhibit 99.1

CHINA SUNERGY STRENGTHENS MANAGEMENT TEAM WITH THE

APPOINTMENT OF ALLEN WANG AS CEO

Nanjing, China – July 27, 2007 – China Sunergy Co., Ltd. (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today that it has appointed Allen Wang as its new Chief Executive Officer (“CEO”) with immediate effect. Mr. Wang will succeed Mr. Tingxiu Lu, who will remain as Executive Chairman and continue to be an integral part of the management team and a member of China Sunergy’s Board of Directors.

Mr. Wang, 53, brings with him over 26 years experience in operations management and sales with leading technology companies in China, the US and Taiwan. His particular strengths are in supply chain management, operational management and procurement.

Mr. Wang joins China Sunergy from NEC China, where he was Senior Vice President and General Manager of its operations division focusing on supply chain management, quality assurance and customer service. Prior to joining NEC, he spent nearly ten years with Motorola in a variety of senior operational management roles including time spent establishing, developing and overseeing Motorola’s handset joint venture in China, which he took from start-up to a business with annual sales of US$600 million per/annum within three years. In addition to his experience in China, Mr. Wang also spent eight years in the US with AT&T.

Mr. Tingxiu Lu, Chairman and CEO of China Sunergy, commented: “I am delighted that Allen Wang has decided to join us and look forward to working closely with him over the coming months. I was particularly impressed by both his drive and ability to grasp the more technical element of our business and believe that these factors, combined with his considerable operational experience and proven ability to grow a business, will be of enormous benefit to us as we seek to forge closer ties with suppliers and expand our operations.”

Mr. Wang further added: “It is a great honor to be appointed to be the CEO of such a young and dynamic company as China Sunergy. As an engineer, I am extremely impressed by the strength of the company’s research and development efforts and look forward to ensuring that these efforts can be commercially realized as we seek to expand our customer base and secure long-term contracts with our suppliers.”

An engineer by training, Mr. Wang holds an MA in mechanical engineering from Yale University, an MA in electrical engineering and PhD in Computer Science from Northwestern University and an MBA from the University of Chicago. He is fluent in both English and Mandarin Chinese.

In the light of Allen Wang’s appointment as a director to the board, Mr. Shiliang Guo will step down as a board member with immediate effect.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

China Sunergy	Financial Dynamics
Fischer Chen	Julian Wilson: julian.wilson@fd.com
Email: fischer.chen@chinasunergy.com	Phone: + (86) 10-5811-1902
Peter Schmidt: peter.schmidt@fd.com
Phone: + 1 (212) 850-5654

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.